UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 29, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Investment Technology Group, Inc.

File No. 001-32722 - CF#27539

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Investment Technology Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on November 8, 2011, as refiled with fewer redactions as Exhibit 10.46 to a Form 10-K filed on February 28, 2012.

Based on representations by Investment Technology Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


Exhibit 10.1 to Form 10-Q	through August 1, 2012
Exhibit 10.46 to Form 10-K	through August 1, 2012


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel